Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-222651

Southern California Gas Company

Final Term Sheet

September 19, 2018

4.30% First Mortgage Bonds, Series VV, due 2049

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated September 19, 2018 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 1, 2018 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings[1]:	Aa2 (stable) by Moody’s Investor Service

A+ (negative) by S&P Global Ratings

AA- (stable) by Fitch Ratings

Trade Date:	September 19, 2018

Settlement Date:	September 24, 2018 (T+3)

Securities Offered:	4.30% First Mortgage Bonds, Series VV, due 2049

Aggregate Principal Amount Offered:	$550,000,000

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2019 (short first interest period)

Coupon:	4.30% per annum, accruing from September 24, 2018

Maturity:	January 15, 2049

Yield to Maturity:	4.303%

Spread to Benchmark Treasury:	+107 basis points

Benchmark Treasury:	3.125% due May 15, 2048

Benchmark Treasury Yield:	3.233%

Optional Redemption Provision:	Prior to July 15, 2048 (the “Par Call Date”), make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. On and after the Par Call Date, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Price to Public:	99.955%, plus accrued interest, if any

CUSIP:	842434 CS9

ISIN:	US842434CS98

Total Net Proceeds:	Approximately $544.9 million, after deducting the underwriting discount but before deducting estimated offering expenses payable by the Company.

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.
UBS Securities LLC
The Williams Capital Group, L.P.

Co-Managers:	Academy Securities, Inc.
Telsey Advisory Group LLC

Delayed Settlement:	We expect that the delivery of the bonds offered hereby will be made against payment therefor on or about the settlement date specified above, which will be the third business day following the date of this term sheet. Under rules of the Securities and Exchange Commission, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds offered hereby before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the settlement date for the issuance of the bonds offered hereby, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611, by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, by calling MUFG Securities Americas Inc. toll free at 1-877-649-6848 or by calling UBS Securities LLC toll-free at 1-888-827-7275.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.